July 15, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Elena Krioukova, President
Scala Minerals, Inc.
318 Homer Street, Suite 400
Vancouver, British Columbia
Canada V6B 2V2

Re:      Scala Minerals, Inc.
Form SB-2, Amendment 3 filed June 3, 2005
      File No.:  333-121613

Dear Ms. Krioukova:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Plan of Distribution
1. Please disclose in greater detail what price the market makers will pay to the selling shareholders and at what price the broker-dealers and market makers will sell the shares. Also, clarify, in the prospectus, the following disclosure: "If applicable, the selling shareholders may distribute shares to one or more of their partners who are unaffiliated with us."


Financial Statements
2. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



John Reynolds
Assistant Director

cc:  	Elena Krioukova, President
      Facsimile 604-602-7593
Elena Krioukova, President
Scala Minerals, Inc.
July 15, 2005
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